USMD Holdings, Inc.

6333 North State Highway 161, Suite 200

Irving, Texas 75038

January 15, 2014

Mr. Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

Washington, D.C. 20549

Re:	USMD Holdings, Inc./ Annual Report on Form 10-K/ Filed April 1, 2013/ File No. 001-35639

Dear Mr. Riedler:

We are responding to the Staff’s comment letter of December 20, 2013.

Per the Staff’s request, we have attached the template for the proposed disclosure for the Company’s next report on Form 10-K.

Also attached to this letter is the acknowledgement referenced in the Staff’s December 20, 2013 letter.

Very truly yours,

/s/ Greg A. Cardenas

Greg A. Cardenas

Executive Vice President and General Counsel

Results of Operations

Year ended December 31, 2013 Compared to Year Ended December 31, 2012

As a result of the August 31, 2012 Contribution, which was accounted for as a reverse acquisition by USMD into Holdings, previously a business combination related shell company, results of operations and cash flows have limited comparability between periods. Our results of operations and cash flows for the year ended December 31, 2013 include a full year of results of operations and cash flows of post-Contribution Holdings. Our results of operations and cash flows for the year ended December 31, 2012 include eight months of results of operations and cash flows of pre-Contribution USMD and four months of results of operations and cash flows of post-Contribution Holdings.

The following table summarizes our results of operations for the periods indicated and is used in the discussions that follow (in thousands):

	Years Ended December 31,						Annual Variance
	2013			2012			2013 vs. 2012
	Amount		Ratio	Amount		Ratio	Amount	Ratio
Revenues:
Net patient service revenue	$		#DIV/0!	$		#DIV/0!	$—	#DIV/0!
Capitated Revenue			#DIV/0!			#DIV/0!	—	#DIV/0!
Management services revenue			#DIV/0!			#DIV/0!	—	#DIV/0!
Lithotripsy revenue			#DIV/0!			#DIV/0!	—	#DIV/0!
Other operating revenue			#DIV/0!			#DIV/0!	—	#DIV/0!

Net operating revenue		—	#DIV/0!		—	#DIV/0!	—	#DIV/0!

Operating expenses:
Salaries, wages and employee benefits			#DIV/0!			#DIV/0!	—	#DIV/0!
Medical supplies and services expense			#DIV/0!			#DIV/0!	—	#DIV/0!
Rent expense			#DIV/0!			#DIV/0!	—	#DIV/0!
Provision for doubtful accounts			#DIV/0!			#DIV/0!	—	#DIV/0!
Other operating expenses			#DIV/0!			#DIV/0!	—	#DIV/0!
Electronic Health Record incentive income			#DIV/0!			#DIV/0!	—	#DIV/0!
Depreciation and amortization			#DIV/0!			#DIV/0!	—	#DIV/0!

		—	#DIV/0!		—	#DIV/0!	—	#DIV/0!

Income from operations		—	#DIV/0!		—	#DIV/0!	—	#DIV/0!
Other income (expense), net			#DIV/0!			#DIV/0!	—	#DIV/0!

Income before provision for income taxes		—	#DIV/0!		—	#DIV/0!	—	#DIV/0!
Provision for income taxes			#DIV/0!			#DIV/0!	—	#DIV/0!

Net income		—	#DIV/0!		—	#DIV/0!	—	#DIV/0!
Less: net income attributable to noncontrolling interests			#DIV/0!			#DIV/0!	—	#DIV/0!

Net income attributable to USMD Holdings, Inc.		$—	#DIV/0!		$—	#DIV/0!	$—	#DIV/0!

Revenues

The following table summarizes our net operating revenues for the periods indicated and is used in the revenue discussions that follow (in thousands):

	Years Ended December 31,				Annual Variance
	2013		2012		2013 vs. 2012
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Net patient service revenue:
Physician clinics		#DIV/0!	$48,845	46.2%	$(48,845)	-100.0%
Imaging		#DIV/0!	1,460	1.4%	(1,460)	-100.0%
Diagnostic laboratories		#DIV/0!	4,674	4.4%	(4,674)	-100.0%
Cancer treatment center		#DIV/0!	4,506	4.3%	(4,506)	-100.0%
Other physician revenue		#DIV/0!	591	0.6%	(591)	-100.0%

	—	#DIV/0!	60,076	56.8%	(60,076)	-100.0%

Capitated revenue		#DIV/0!	—	0.0%	—	#DIV/0!

Management services revenue:
Hospital management revenue		#DIV/0!	13,898	13.1%	(13,898)	-100.0%
Lithotripsy management revenue		#DIV/0!	1,425	1.3%	(1,425)	-100.0%
Cancer treatment center management revenue		#DIV/0!	7,171	6.8%	(7,171)	-100.0%
Other services revenue		#DIV/0!	906	0.9%	(906)	-100.0%

	—	#DIV/0!	23,400	22.1%	(23,400)	-100.0%

Lithotripsy revenue		#DIV/0!	22,226	21.0%	(22,226)	-100.0%

Other operating revenue	—	#DIV/0!	—	0.0%	—	#DIV/0!

Net operating revenue	$—	#DIV/0!	$105,702	100.0%	$(105,702)	-100.0%

Our net patient service revenue is driven by a patient encounter at one of our physician clinics. A patient sees the physician at one of our clinics and the physician may prescribe services that may be performed at one of our imaging centers, diagnostic laboratories or cancer treatment center. The net patient service revenue earned at our imaging centers, diagnostic laboratories and cancer treatment center are almost exclusively derived from the physician clinic patient encounter. Our imaging centers, diagnostic laboratories and cancer treatment center only nominally serve patients or conduct tests not derived from our physician clinic patient encounter. For these reasons, we believe disclosing and focusing on the overall net patient service revenue per patient encounter is the most appropriate metric. We do not believe discussing revenue per volume metrics at the lower level provides material insight into our business.

Certain volume statistics are used internally as productivity measures (lab tests, imaging procedures, fractions tested) and we present these volume statistics within MD&A. Therefore; the ensuing MD&A discussion regarding Net Patient Service Revenues disclosure and discussion of metrics is consistent with our structure and with those of the industry.

•	Net Patient Service Revenue (“NPSR”)

The clinic patient encounter results in the direct provision of healthcare services and the prescription of diagnostic (imaging and laboratory services) and other therapeutic services (i.e. radiation treatments) that may be performed at our diagnostic laboratories, imaging centers and cancer treatment center. NPSR increased $xx.x million and patient encounters and RVUs increased by xx.x% and xx.x%, respectively, for the year ended December 31, 2013 as compared to the year ended December 31, 2012, due primarily to the full year inclusion of activity related to businesses acquired in the Contribution. [NOTE: a comparative table of productivity metrics will be included earlier in MDA consistent with prior filings] NPSR per patient encounter decreased x.x% in 2013 as compared to 2012. The decrease is primarily attributable to the composition of the periods compared. The 2012 metric includes four post-Contribution months and 2013 includes an entire annual period. The four month 2012 period includes back-to-school and flu immunization seasons, which are generally beneficial to NPSR due to the drug component of the patient encounter. In addition, during the last quarter of the year, the case mix often trends to a higher acuity mix as patients exceed their deductibles, often resulting in an increase in their utilization of services and decisions to undergo higher intensity/higher cost procedures. In addition, NPSR per encounter for September – December 2013 as compared to September – December 2012 increased/decreased by $xx.x or xx.x% as a result of a higher/lower acuity case mix, which generally garners more/less reimbursement per encounter and an increase/decrease in higher reimbursing commercial payer sources from xx% to xx%.

•	Capitated Revenue

In June 2013, WNI-DFW began operations and we began recording capitated revenue associated with the consolidated operations of WNI-DFW. For the year ended December 31, 2013, we recorded capitated revenue of $x.x million. The following table presents, as of December 31, 2013, the total number of capitated members to whom WNI-DFW provides healthcare services to and the associated aggregate member months. Member months represent the aggregate number of months of healthcare services WNI-DFW has provided to capitated members.

	Members	Member Months
WNI-DFW capitated membership	x,xxx	x,xxx

Effective January 1, 2014, WNI-DFW member count increased to x,xxx. We anticipate increasing the WNI-DFW members as we……………

•	Management and Other Services Revenue

Management services revenue includes revenue earned through the provision of management and support services to our nonconsolidated managed entities and increased x.x% to $xx.x million for the year ended December 31, 2013 from $23.4 million in 2012.

Hospital management revenue earned from our two managed hospitals, USMD Arlington and USMD Fort Worth, increased $x.x million. Hospital management revenue earned per surgical case at the hospitals increased/decreased x.x%. A contractual xx percent inflation adjustment to reimbursable management and support costs contributed $x.x million of the year over year increase in hospital management revenue. The hospitals expect to receive annual inflation adjustments to reimbursable management and support costs equivalent to the Bureau of Labor and Statistics Healthcare Services component of the Consumer Price Index. Surgical case volume at the hospitals in/decreased by x.x%, resulting in a $x.x million in/decrease in hospital management revenue. In addition, a slight shift to a higher/lower acuity surgical case mix combined with a slightly higher ratio of commercial vs. government payer mix resulted in an in/decrease in hospital management revenue of $x.x million.

Lithotripsy management revenue in/decreased $x.x million in 2013 as compared to 2012. The basis by which lithotripsy management revenue is calculated and earned may be based on the managed entity’s account collections, net income or cash flow and also includes variable support costs. In addition, the contractual management fee rate differs between managed entities. Shifts in the level of activity between managed entities affect the price mix of lithotripsy management revenue. Lithotripsy case volume at the managed lithotripsy entities in/decreased x.x% and management revenue per managed lithotripsy case in/decreased x.x%. The in/decrease in lithotripsy per case management revenue is attributable to a shift in the price mix of the underlying management revenue basis calculation. The composition of the managed entities is the same in 2013 as 2012. Year over year contractual rates did not change significantly.

Cancer treatment center management revenue in/decreased $x.x million in 2013 as compared to 2012. The basis by which cancer treatment center management revenue is calculated and earned may be based on a fixed fee, the managed entity’s account collections or net income or a combination of collections and net income and also includes variable support costs. In addition, the contractual management fee rate differs between managed entities. Shifts in the level of activity between managed entities affect the price mix of cancer treatment center management revenue. In 2013, the contractual management arrangement with a mature cancer treatment center group was terminated and we began managing three newly opened cancer treatment centers. The net effect of this activity resulted in a $x.x million decrease in cancer treatment center management revenue in 2013 as compared to 2012. In addition, in connection with the Contribution, effective September 1, 2012, one of the previously nonconsolidated managed cancer treatment centers became a consolidated entity, resulting in a $x.x million decrease in cancer treatment center management revenue in 2013 as compared to 2012. Same facility cancer treatment center management revenue in/decreased $x.x million, or x.x%. Same facility cancer treatment center fraction volume at the managed cancer treatment center entities in/decreased x.x% and management revenue per managed cancer treatment center fraction in/decreased x.x%. The in/decrease in cancer treatment center per fraction management revenue is attributable to a shift in the price mix of the underlying basis calculation. Same facility year over year contractual rates did not change.

USMD Holdings, Inc.

6333 North State Highway 161, Suite 200

Irving, Texas 75038

January 15, 2014

Securities and Exchange Commission

Washington, D.C. 20549

Re:	USMD Holdings, Inc. (the “Company”)/ Annual Report on Form 10-K/ Filed April 1, 2013/ File No. 001-35639

Gentlemen:

In connection with the subject filing, the Company hereby acknowledges that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Very truly yours,

/s/ Greg A. Cardenas

Greg A. Cardenas

Executive Vice President and General Counsel